
here
Airbnb investing
unlocked.
here
Offerings
5 results
Sunburst
Florida Gulf Coast
Offering amount
$389,340.00
Price per share
$1.00
Invest now

INVEST IN **HERE**

Earn passive income by investing in vacation rentals like stocks

LEAD INVESTOR



Vidhu Shekhar Government Strategy Leader

Here brings an opportunity for regular folks like me to be able to invest in fractional ownership in vacation rentals without having to worry about the management. The potential for generating passive income and returns on this platform is a great way to diversify portfolios. It brings the benefits of investing in real estate directly across the country. With an experienced team at the helm, I'm really excited to see the investments grow rapidly!

Invested $5,000 this round

here.co Miami FL Technology Marketplace Notable Angel Travel & Tourism B2C

Highlights

1. Investors include Mucker Capital, Liquid 2 Ventures, and Fiat Ventures
2. 90k+ total users on our waitlist
3. $10M+ AUM
4. Planning to launch 25 markets by 2024
5. Our CEO scaled his previous company Homeworthy to 900+ cities across the US
6. We've raised $5M+ in venture capital to date
7. Featured in TechCrunch, Forbes, Fox Business, Business Insider, Men's Journal, and Inman

---

Our Team



Corey Ashton Walters CEO

Before Here, I co-founded Homeworthy, a venture-backed first-of-its-kind fully remote cloud real estate brokerage that served homeowners located in over 900 cities across the Pacific Northwest.



Caleb Olthoff Head of Product

Caleb has a deep understanding of the vacation rental market platforms required for

booking and ability to scale technology quickly from his role as SVP of Technology at Evolve.



Eugene Davidzon Head of Real Estate

Previously Acquisitions at Divvy Homes. Eugene has 17 years of real estate acquisitions and valuation experience to build bridges between real estate proptech and traditional brokerage.



Tucker McKay Investor Relations

Previously Investor Operations at AngelList and Customer Experience at Divvy Homes

Buy shares of vacation rentals, then sit back and relax.


Meet Here.
Fractional vacation rental investments starting at just $1 per share.
here
here
Offerings
5 results
Sunburst
Florida Gulf Coast
Offering amount $389,340.00
Price per share $1.00
Invest now

Here is a First-of-its-Kind Fintech Marketplace

Here is a First-of-its-Kind Fintech Marketplace

We're focused on unlocking the **$1.8 trillion short-term rental market**. Here's marketplace allows both accredited and unaccredited investors to gain exposure and income from vacation rentals located in multiple destinations, **one of the first marketplaces to do so.**

We believe that **real estate investing is fundamentally broken**. Rental returns are rapidly shrinking, investing is time-consuming and challenging, and the financial barrier to invest is too high. Our **goal is to dramatically reduce the many barriers to entry to become a real estate investor,** while pioneering an entirely new category of real estate investing through fractional ownership of high-yielding vacation rentals.


here
Real estate investing is broken.

Here allows investors to gain exposure to the vacation rental market, that has historically only been available to a select few, with **as little as a $250 investment**. Other fractional ownership real estate models have extremely high barriers to entry, with minimum investments soaring to as much as $400k+.

Not only that, but real estate investing is almost always more than just putting in some money. Typically, it involves sourcing residents for the properties, managing the repairs and upkeep of the properties, scheduling and paying for

cleaning services, and much more.

Why it's broken:

Residential cap rates are rapidly **shrinking.**

Investing is time consuming and **challenging.**

here

The financial barrier to invest **is too high.**

Why Here?

Here offers an easy-to-use experience for **any member who's looking to invest passively** in vacation rental properties. It's simple, quick, and easy, and allows members to earn money on properties in a highly profitable sector with none of the legwork!

But why vacation properties instead of residential homes? Well, historically, **vacation rentals generate up to 160% more revenue on average than traditional long-term rentals!**

here

Why Vacation Rentals?

Vacation rentals generate up to **160% more revenue** on



Avg. Annualized Return %
30
20
10

average than traditional long-term rentals.


0
2016
2017
2018
2019
2020
Residential RE
REIT's
Vacation Rentals
Calculation based on combined US median cap rate and net appreciation

Members browse from Here's selection of available properties, invest in one they like for as little as $250, and Here takes care of the rest: **our teams take care of the bookings, cleanings, and property management**. Our members sit back, relax, and collect passive income on their new vacation properties. 😎


How it works
1
Browse
Browse investments properties on the Here marketplace
2
Invest
Purchase shares for as little as $1 per share
3
Relax
We take care of the the rest. You just sit back and relax
here


here
You invest, we handle the rest.
All the essentials of owning a vacation rental investment without any of the hassle.
Property Management
Demand Optimization


Cleaning &
Maintenance
Guest
Relations

Competition

While there have been several Fintech incumbents entering the vacation rental and fractional ownership market, there are very few other product focused exclusively on vacation rentals that **offers access to retail investors for as little as $250.**


here
Competition
Here tops the competition in overall ROI while pioneering the vacation rental category.
High ROI
here
DIY
Vacation Rental
Investing
Hard
Easy
DIY
Commercial
Investing
DIY
Single Family
Investing
roofstock
REALCROWD
FUNDRISE
homeunion
Low ROI

Why Here Wins

Here is a **fully passive experience.** Our members never have to deal with the logistics of renting out the properties they own shares in, and get the tax benefits

of owning a home.


Why we win
Fully Passive
Members never lift a finger and have zero responsibility
Fractional Ownership
Purchase shares for as little as $1 per share
High-Yield
Industry leading returns on investment
Economic Rights
Rental income, tax benefits, and property appreciation
Alignment
We partner with members on every property
Liability
Each property is held in it's own LLC
here

But Why Now?

With the rise of "fractional ownership" models, we can lower the barriers to entry for retail investors' access to previously unobtainable assets classes, with real estate being one of the largest.

We believe Here is poised to be an **outright winner** in a market that we see as being one of the **largest emerging focus areas in Fintech** over the coming several years.

Our Millennial target market makes up the majority of people booking short term rentals through Airbnb, with the **short term vacation rental market currently at $1.8T.**

We anticipate that this market will continue to **grow beyond its 3.4% annual growth rate** as Millennials and Gen Z continue to drive travel demand in a "post-covid" world.


Why now
Shrinking Cap Rates
As of 2020, nationwide residential cap rates have dipped below 2%
Millennial Demand
75% of all US travel spend will be made by Millenials and Gen Z by 2025
Millennial Bias
60% of all guests who have ever booked on Airbnb are millennials
Growing Market
$1.8T short term vacation rental market growing 3.4% annually
Sources: '18-'20 Mashvisor research report • 20' Airbnb S-1 Documentation
18' GFK Market Research Company report • '20 Grand View Research Report
here

Our Business Model

Here is able to **drive revenue throughout our entire customer lifecycle.**

Our dedicated team has been driving meaningful revenue from day one and throughout the relationship with our "members," all the way to the time of closing the properties.

We source revenue from **three different categories:**

- **Sourcing Fee:** This fee is based on the total value of the property offered on the platform, and varies from property to property. This fee covers services such as our property acquisition & onboarding team, investor aggregation, and underwriting.
- **Asset Management Fee:** We collect a quarterly asset management fee of 0.25% based on the total asset value of each property on the platform. The fee is paid out of the income from the property each quarter. This fee covers

fee is paid out of the income from the property each quarter. This fee covers services such as asset management, automated payout distributions, and investor relations.

- **Property Management Fee:** We collect a property management fee of 25% based on the gross revenue that a property generates over the lifetime of a property's operations. This fee is paid out of the income from the property each month. This fee covers services such as property cleaning scheduling, guest relations, maintenance and repair management, and booking optimization, among other responsibilities.

The Market

Like any growing market, the TAM in the short term rental market isn't just that it's massive today **(~$1.8t)**, but that it's also poised to continue to grow in the coming years **(~3.4% YoY)**.


here
Building a category in this $1.8T market is a massive opportunity.
Source: 2020 Airbnb S-1

Our Projected Growth

Since 2021, we have grown to more than **85,000 members on our waitlist.**

In 2023, we have goals to grow to 250,000 active members with $25M in total

assets on platform and hope to lower our minimum investment over time, as well as launch our app for iOS & Android.

Our Team

The founding team at Here has years of combined experience in the prop-tech space, with our CEO Corey Ashton Walters having **previously co-founded Homeworthy,** a fully remote cloud real estate brokerage that served homeowners located in more than 900 cities across the Pacific Northwest.

Caleb Olthoff, our Head of Product, has a deep understanding of the vacation rental market platforms required for booking and the ability to scale technology quickly from his role as **SVP of Technology at Evolve.**

Eugene Davidzon, our Head of Acquisition, has **17 years of real estate acquisitions and valuation experience** to build bridges between real estate proptech and traditional brokerage.

Tucker McKay, heading up our Investor Relations, joins us after overseeing **Investor Operations at AngelList and Customer Experience at Divvy Homes.**


here
Our founding team


CEO
2x Proptech Founder
Scaled to 900+ cities
homeworthy
Head of Product
VP of Technology @
Evolve.com (10+yr)
evolve
Head of Acquisition
Acq. 600+ homes
@ Divvy Homes
Divvy
Investor Relations
Prev. Investment
Operations @ AngelList
AngelList

Our Investors

We are backed by intelligent investors who have invested in other major unicorns of our time.

To date Here has raised $5M from notable VC's including **Mucker Capital**, **Liquid 2 Ventures**, **Fiat Ventures**, **Alumni Ventures**, and **Bragiel Brothers**.


here
Who's behind us
Our investors have backed companies that have reshaped and redefined the fintech and proptech landscape.
MuckerCapital
FIATVENTURES
BRAGIEL BROTHERS
L2 VENTURES
Alumni Ventures
AngelList

Press

Check out our mentions in notable press sites, such as TechCrunch, Fox Business, Business Insider and Men's Journal:


US-based Here lets you make
fractional vacation rental



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investments starting at $100

Ivan Mehta @indianidle / 12:06 PM EDT • July 13, 2022

Comment

here
Offerings
5 results
Sunburst
Offering amount $389,340.00
Price per share $1.00
Invest now

Image Credits: Here.co

Airbnb got its start as a place for homeowners casually to rent out rooms and more from their own private residences to make a bit of extra income, but it quickly evolved into something a little more specialized: a platform where a large

https://techcrunch.com/2022/07/13/us-based-here-lets-you-make-fractional-vacation-rental-investments-starting-at-100/

-[https://techcrunch.com/2022/07/13/us-based-here-lets-you-make-fractional-vacation-rental-investments...](https://techcrunch.com/2022/07/13/us-based-here-lets-you-make-fractional-vacation-rental-investments-starting-at-100/)



HERE
FOX BUSINESS
3:23P ET
START-UP HERE OFFERS INVESTMENTS IN PROPERTIES STARTING AT $1 PER SHARE
THE CLAMAN COUNTDOWN
DOW
31,455.15
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LAST TRADES
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ITRON INC (ITRI) 48.10
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https://video.foxbusiness.com/v/6309296135112

https://video.foxbusiness.com/v/6309296135112


MEN'S JOURNAL
Invest in Vacation Rentals Like Stocks
FEATURES
Invest in Vacation Rentals Like Stocks
here
Offerings
29 results
Timberline
Smoky Mountains
Offering amount $ 575,000
Price per share $ 1
Here
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https://www.mensjournal.com/features/invest-in-vacation-rentals-like-stocks/

- https://www.mensjournal.com/features/invest-in-vacation-rentals-like-stocks/


INSIDER
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Hello, Corey!
Premium
HOME > REAL ESTATE
See the pitch deck a startup used to raise $5 million to help people invest in shares of vacation homes for as little as $100
Jordan Pandy 1 hour ago



Corey Ashton Walters, the founder and CEO of Here. Here

https://www.businessinsider.com/vacation-rental-startup-here-raised-5-million-pitch-deck-2022-7

- https://www.businessinsider.com/vacation-rental-startup-here-raised-5-million-pitch-deck-2022-7

Additional Press

- https://www.businessinsider.com/real-estate-investing-fractional-ownership-second-home-landlord-inve...

- https://www.inman.com/2022/07/13/after-5m-investment-here-wants-to-be-everywhere-people-vacation/
- https://www.forbes.com/sites/rebeccaszkutak/2022/03/01/startups-are-looking-to-fractionalize-real-es...
- https://skift.com/2022/02/28/vacation-rentals-now-offering-fractional-ownership-as-pure-investments/

- https://www.theinformation.com/articles/two-kids-a-white-picket-fence-

- https://www.theinformation.com/articles/two-kids-a-white-picket-fence-and-a-quarter-of-a-house-real-...

- https://refreshmiami.com/here-raises-5m-to-expand-vacation-rental-investment-platform/

We look forward to connecting with a new community of investors looking for their big (and surprisingly affordable) foothold into the profitable and growing world of vacation rental investing!